UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G/A	Estimated average burden hours per response. . 10.7

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Herbalife Ltd.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG INVESTMENTS (BVI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A BRITISH VIRGIN ISLANDS LIMITED PARTNERSHIP.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG ASSOCIATES-QP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG ASSOCIATES-AI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG INVESTMENT FUND-AI, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED PARTNERSHIP.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG AV, LLC-SERIES C

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG AV, LLC-SERIES E

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CCG CI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A DELAWARE LIMITED LIABILITY COMPANY.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO (LIMITED LIABILITY COMPANY)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID C. DOMINIK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 173,155

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 173,155

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.24%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JESSE T. ROGERS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 340,473

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 340,473

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.48%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer HERBALIFE LTD. (THE "ISSUER")
(b)	Address of Issuer’s Principal Executive Offices P.O. BOX 309GT UGLAND HOUSE, SOUTH CHURCH STREET GRAND CAYMAN, CAYMAN ISLANDS

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence

(i)             CCG Investments (BVI), L.P. is a British Virgin Islands limited partnership. The name of the general partner of CCG Investments (BVI), L.P. is Golden Gate Capital Management L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

(ii)            CCG Associates-QP, LLC, is a Delaware limited liability company. The name of the managing member of CCG Associates-QP, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

(iii)           CCG Associates-AI, LLC, is a Delaware limited liability company. The name of the managing member of CCG Associates-AI, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(iv)           CCG Investment Fund-AI, LP is a Delaware limited liability company. The name of the managing member of CCG Investment Fund-AI, LP is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(v)            CCG AV, LLC-Series C, is a Delaware limited liability company. The name of the managing member of CCG AV, LLC-Series C is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(vi)           CCG AV, LLC-Series E, is a Delaware limited liability company. The name of the managing member of CCG AV, LLC-Series E is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(vii)          CCG CI, LLC, is a Delaware limited liability company. The name of the managing member of CCG CI, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(viii)         Golden Gate Capital Management, L.L.C., is a Delaware limited liability whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111. The names and business address of the principal managing members of Golden Gate Capital management, L.L.C. are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(ix)            David C. Dominik, a U.S. citizen whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(x)             Jesse T. Rogers, a U.S. citizen whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

The Reporting Persons are filing this Statement jointly, as they may have been previously considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  The entities listed in numbers (1) through (viii) above are referred to herein as the “Golden Gate Funds.”

Item 2.	(c)	Citizenship (i) CCG Investments (BVI), L.P. is a British Virgin Islands limited partnership. Its general partner is a Delaware limited liability company.

(ii)           CCG Associates-QP, LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(iii)          CCG Associates-AI, LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(iv)          CCG Investments Fund-AI, LP is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(v)           CCG AV, LLC-Series C is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(vi)          CCG AV, LLC-Series E is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(vii)         CCG CI, LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company.

(viii)        Golden Gate Capital Management, L.L.C. is a Delaware limited liability company.

(ix)           David C. Dominik is a U.S. citizen.

(x)            Jesse T. Rogers is a U.S. citizen.

Item 2.	(d)	Title of Class of Securities This statement relates to the Issuer's Common Shares, par value $0.002 per share.
Item 2.	(e)	CUSIP Number G4412G 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of February 7, 2007.  Percentages are based on 71,273,603 shares outstanding as of November 7, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q.

(a)

Amount beneficially owned:

(i)            CCG Investments (BVI), L.P. is the beneficial owner of 0 shares;

(ii)           CCG Associates-QP is the beneficial owner of 0 shares;

(iii)          CCG Associates-AI, LLC is the beneficial owner of 0 shares;

(iv)          CCG Investment Fund-AI, LLC is the beneficial owner of 0 shares;

(v)           CCG AV, LLC-Series C is the beneficial owner of 0 shares;

(vi)          CCG  AV, LLC Series E is the beneficial owner of 0 shares;

(vii)         CCG CI, LLC is the beneficial owner of 0 shares;

(viii)        Golden Gate Capital Management, L.L.C. is the beneficial owner of 0 shares;

(xi)           David C. Dominik is the beneficial owner of 173,155 shares; and

(x)            Jesse T. Rogers is the beneficial owner of 340,473 shares.

(b)

Percent of class:

(i)            0% for CCG Investments (BVI), L.P.;

(ii)           0% for CCG Associates-QP, LLC;

(iii)          0% for CCG Associates-AI, LLC;

(iv)          0% for CCG Investments Fund-AI, LP;

(v)           0% for CCG AV, LLC-Series C;

(vi)          0% for CCG AV, LLC-Series E;

(vii)         0% for CCG CI, LLC;

(viii)        0% for Golden Gate Capital Management, L.L.C.;

(ix)           0.24% for David C. Dominik; and

(x)            0.48% for Jesse T. Rogers.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

0 shares for CCG Investments (BVI), L.P.;

0 shares for CCG Associates-QP, LLC;

0 shares for CCG Associates-AI, LLC;

0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

173,155 shares for David C. Dominik; and

340,473 shares for Jesse T. Rogers.

		(ii)	Shared power to vote or to direct the vote 0 shares for CCG Investments (BVI), L.P.; 0 shares for CCG Associates-QP, LLC; 0 shares for CCG Associates-AI, LLC; 0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

0 shares for David C. Dominik; and

0 shares for Jesse T. Rogers.

(iii)

Sole power to dispose or to direct the disposition of

0 shares for CCG Investments (BVI), L.P.;

0 shares for CCG Associates-QP, LLC;

0 shares for CCG Associates-AI, LLC;

0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

173,155 shares for David C. Dominik; and

340,473 shares for Jesse T. Rogers.

(iv)

Shared power to dispose or to direct the disposition of

0 shares for CCG Investments (BVI), L.P.;

0 shares for CCG Associates-QP, LLC;

0 shares for CCG Associates-AI, LLC;

0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

0 shares for David C. Dominik; and

0 shares for Jesse T. Rogers.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

The Golden Gate Funds were previously party to a Disposition Agreement dated December 13, 2004 with certain investment funds associated with Whitney & Co., which agreement terminated in accordance with its terms.  The Golden Gate Funds distributed on February 7, 2007, the shares held by them, in each case in accordance with the members’ or limited partners’ of the such entities respective interests in such entities.  Any shares received by Golden Gate Capital Management, L.L.C., as general partner or managing member of all the above entities, or received by any of the other Golden Gate Funds as limited partners of any other Golden Gate Fund were in turn subsequently distributed by such fund to its limited partners or members, in each case in accordance with the members’ or limited partners’ respective interests in such entity.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The identities of the persons called for by this item are set forth above under Item 2(a).  The Reporting Persons are filing this Statement jointly, as they may have previously been considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007.

CCG INVESTMENTS (BVI, L.P.)
CCG ASSOCIATES-QP LLC
CCG ASSOCIATES-AI, LLC
CCG INVESTMENT FUND-AI, LP
CCG AV, LLC-SERIES C
CCG AV, LLC-SERIES E
CCG CI, LLC

	By:	Golden Gate Capital Management, L.L.C.
	Its:	General Partner or Managing Member
	By:	/s/ Jesse T. Rogers
	Name:	Jesse T. Rogers
	Title:	Managing Member

GOLDEN GATE CAPITAL
MANAGEMENT, L.L.C.

	By:	/s/ Jesse T. Rogers
	Name:	Jesse T. Rogers
	Title:	Managing Member

/s/ Jesse T. Rogers
JESSE T. ROGERS

/s/ David C. Dominik
DAVID C. DOMINIK